Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

November 22, 2021

Matthew Williams, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File Nos. 333-234030 and 811-23477

Dear Mr. Williams:

This letter responds to comments you provided on May 11, 2021, with respect to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 3 was filed on March 22, 2021, and included disclosure with respect to the following three series of the Registrant: BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF, and BNY Mellon Sustainable Global Emerging Markets ETF. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

General Comment

1.	Comment: Please note that for each instance a comment is provided, the comment applies to the same or similar language existing elsewhere, as applicable.

Response: Where a comment has been given, it has been applied to all applicable instances.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004 +1.202.739.3000

United States +1.202.739.3001

2.	Comment: Please update the exchange tickers on EDGAR when they become available, pursuant to Rule 313 of Reg S-T.

Response: The exchange tickers will be updated on EDGAR.

3.	Comment: Prior to effectiveness, please provide the final fee tables and examples, including disclosure regarding any applicable expense limitations and/or fee waivers.

Response: The completed fee tables and examples are included as Appendix A to this correspondence.

Prospectus

Fund Summary - BNY Mellon Sustainable US Equity ETF

4.	Comment: On page 2, in the first sentence of the Principal Investment Strategy section, please add “(plus the amount of any borrowings for investment purposes)” after “the fund normally invests at least 80% of its net assets.”

Response: The Registrant has made the requested change.

5.	Comment: In the same section, please define “U.S. companies.”

Response: The Registrant has added the following sentence:

The fund considers a U.S. company to be a company organized or with its principal place of business in, or that has a majority of its assets or business in, or whose securities are primarily listed or traded on exchanges in, the United States.

6.	Comment: In the Principal Investment Strategy section:
a.	Please clarify what is meant by “material environmental, social or governance issues intrinsic to its business activities” in the following sentence.

No investment will be made in a company that is deemed to have material environmental, social or governance issues intrinsic to its business activities, such as a tobacco company due to the health implications of smoking

b.	Please also address the governance issues noted in the sentence above, as appropriate, as its inclusion suggests that consideration of such issues is part of the strategy. The preceding sentence discusses environmental and social impacts, but not governance. Please clarify how governance is factored into the principal investment strategy.
Response:	a. The Registrant has revised the referenced sentence as follows:

No investment will be made in a company that is deemed by Newton to have material negative environmental, social or governance issues with its business activities. Examples of such companies include: tobacco companies due to the health implications of smoking; a company with a large carbon footprint that has no emission reduction target; or a company that is in direct conflict with the goals of the UN Global Compact (a voluntary corporate initiative that seeks to advance universal principles on human rights, labor, environment and anti-corruption).

b. A new discussion titled ESG Quality Review and Sustainable Investment Criteria has been added to the Principal Investment Strategy section, providing further disclosure regarding how environmental, social and governance are factored into the fund’s principal investment strategy. This disclosure has been included in response to Comment 10a below. With respect to governance specifically, Newton’s sustainable investment criteria seek to identify and avoid companies that do not follow good governance practices. For example, Newton could deem companies that are in direct conflict with the goals of the UN Global Compact ineligible for investment. This is included in the disclosure added in response to Comment 10a below.

7.	Comment: On the top of page 3, regarding the sentence “In addition, the fund may, from time to time, invest a significant portion (more than 20%) of its total assets in securities of companies in certain sectors,” please clarify that the fund will not concentrate (invest more than 25%) in any particular industry.

Response: The Registrant confirms that each fund will not invest more than 25% of its total assets in securities of companies in any industry, as stated in each fund’s concentration policy in the SAI. The Registrant believes the current disclosure is appropriate and consistent with Item 4(a) of Form N-1A which requires a statement of any policy to concentrate.

8.	Comment: For the first full paragraph on page 3, please describe in more detail here, and more fulsomely in Item 9 disclosure, the qualitative and quantitative fundamental analysis screening criteria referenced in the sentence below. Please also clarify whether these screening criteria are applied to every investment prior to inclusion in the fund’s portfolio.

Newton seeks attractively-priced companies (determined using both qualitative and quantitative fundamental analysis) with good products, strong management and strategic direction that have adopted, or are making progress towards, a sustainable business approach.

Response: The Registrant has revised the parenthetical in the referenced sentence to clarify that the “qualitative and quantitative fundamental analysis” is described in the “Fundamental Research and Analysis” discussion of the principal investment strategy. The Registrant has also revised the “Fundamental Research and Analysis” discussion as follows, which clarifies the application of the fundamental analysis:

Newton next conducts rigorous fundamental analysis of investment opportunities on a global basis and uses cross comparisons of companies all over the world to identify securities that Newton believes will outperform globally. Newton searches for attractively priced companies with good products or services and strong management that Newton perceives to possess a competitive advantage. Newton conducts an initial review of potential investments by assessing, among other factors, a company’s price-to-earnings ratio, positive earnings momentum, earnings per share growth expectations, and earnings stability. Newton also utilizes a variety of valuation techniques, which include earnings, asset value, cash flow and cost of capital measurements, in conducting its fundamental analysis.

As discussed in response to Comment 10 below, the Registrant has included a new discussion titled ESG Quality Review and Sustainable Investment Criteria to the Principal Investment Strategy section. That discussion clarifies that Newton’s proprietary ESG quality review must be completed prior to an investment being made in an equity security of a company for the first time.

9.	Comment: In the paragraph titled “Investment Themes,” please address the following comments:

a.	Please describe more clearly the due diligence practices that are applied as screening criteria for portfolio companies, including what underlying data the sub-adviser will be reviewing to determine whether a fund meets its ESG criteria and the sources of such data.

b.	Please provide a plain English description of “macroeconomic investment themes.”

Response:	a. Newton’s ESG quality review process and sustainable investment criteria incorporate qualitative and quantitative information and data from internal and external (e.g., index providers and consultants) sources, including research, reports, screenings, ratings and/or analysis. The Registrant has incorporated related disclosure into the newly added “ESG Quality Review and Sustainable Investment Criteria” discussion, which is included in the response to Comment 10 below.

b.	The Registrant has replaced “macroeconomic investment themes” with “global investment themes.”

10.	Comment: In the paragraph titled “Fundamental Research and Analysis,” please address the following comments:

a.	Please disclose with more specificity the factors that Newton considers in its proprietary ESG quality review.

b.	Confirm whether the ESG quality review is applied to every investment. Please also confirm whether the fund can invest in securities that score low on the ESG review, but otherwise score high on the fundamental analysis.

c.	Please clarify if there is a specific score that a company needs to have to be considered for inclusion in the portfolio. Similarly, please note whether a certain quality review rating of a security would result in exclusionary screening.
Response:	a. As noted in prior responses, the Registrant has included a new section in the Principal Investment Strategy discussing Newton’s ESG quality review and sustainable investment criteria. The “ESG Quality Review and Sustainable Investment Criteria” discussion is as follows:

Newton integrates the consideration of ESG issues through, among other aspects of its investment process, Newton’s proprietary ESG quality review of each individual company, prior to an investment being made in an equity security of a company for the first time. Newton’s ESG quality review incorporates qualitative and quantitative information and data from internal and external (e.g., index providers and consultants) sources, including research, reports, screenings, ratings and/or analysis. Newton’s ESG quality review is designed to determine if a company is suitable for a sustainable investment strategy.

Newton also employs sustainable investment criteria that incorporate elements of negative screening alongside other general and security level (i.e., in terms of a company’s activities) ESG-related analysis, using similar data sources as those in the ESG quality review. Ultimately, in keeping with the investment strategy of the fund, the sustainable investment criteria seek to:

-	identify and avoid companies that participate in specific areas of activity that Newton deems to be harmful from an environmental or social perspective, or do not follow good governance practices. For example, Newton could deem companies that have large carbon footprints, companies with poor labor standards, or companies that are in direct conflict with the goals of the UN Global Compact ineligible for investment.

-	identify and invest in companies that are proactively seeking to manage environmental and/or social factors to generate sustainable returns. This may also include those companies that are contributing to the development of solutions that will contribute towards addressing environmental and/or social issues, examples of which could include more efficient or reduced use of natural resources or accessibility to healthcare.
-	[For the BNY Mellon Sustainable Global Emerging Markets ETF only:] identify and invest in companies that support sustainable development through their business activities or operations at the time of investment (or are expected to do so over the long-term), by contributing to one or more of the UN’s Sustainable Development Goals (SDGs). The SDGs are a call for action by all countries – poor, rich and middle-income – to promote prosperity while protecting the planet. The SDGs recognize that ending poverty must go hand-in-hand with strategies that build economic growth and address a range of social needs including education, health, social protection, and job opportunities, while tackling climate change and environmental protection. Examples of the SDGs include climate action, affordable and clean energy, sustainable cities and communities, good health and wellbeing, quality education and zero hunger.
b.	As noted in the first sentence of the disclosure added in response to Comment 10a above, Newton’s proprietary ESG quality review must be completed prior to an investment being made in an equity security of a company for the first time. As noted in the Fund Details section, each fund may invest in depositary receipts and exchange-traded funds (ETFs) on a non-principal basis. With respect to depositary receipts, Newton performs an ESG quality review on the issuer of the underlying security, but not the bank issuing the depositary receipt. Newton does not perform an ESG quality review with respect to issuers of ETFs. In addition, as also noted in the Fund Details section, each fund may take long and short positions in derivative instruments on a non-principal basis. To the extent a fund invests in derivatives, Newton does not perform an ESG quality review with respect to the issuers of derivatives or the underlying companies comprising an index referenced by a derivative; however, the funds do not intend to use derivatives to gain exposure to individual issuers of securities that they would otherwise not invest in directly. Disclosure related to Newton’s ESG quality review with respect to depositary receipts, ETFs and derivatives has been added to the Fund Details section.

The “Ongoing ESG Monitoring and Engagement” discussion has been revised to further explain Newton’s process for ongoing monitoring of companies held in a fund’s portfolio for emerging negative environmental, social or governance issues and changes in the ESG characteristics of a company held in a fund’s portfolio.

The Registrant has also added the disclosure below, as the last paragraph to the “ESG Quality Review and Sustainable Investment Criteria” discussion, to address situations where the fund may invest in a security that has been identified by the Newton as having involvement in potentially harmful activities from an environmental or social perspective. In particular, the fund may invest in a company whose activities or operations, typically due to a legacy business mix, have created poor environmental or social outcomes, but whose current activities and operations include investing and positively adapting to future needs.

There may be situations where the fund will invest in a security of a company that has been identified by Newton as having involvement in potentially harmful activities from an environmental or social perspective. This may arise for certain companies whose activities or operations, typically due to a legacy business mix, have created poor environmental or social outcomes, but are now investing and positively adapting to future needs (for example, this may include energy companies that are preparing for a transition to a lower carbon world). Similarly, in some instances, the fund may invest in a security of a company where Newton determines prevailing ESG information and data provided by external ESG rating providers have not fully captured positive environmental or social-related initiatives of the company.

c.	Inclusion in or exclusion from the fund’s portfolio is not dependent on a specific rating or score, but rather is determined using the overall results and findings of Newton’s ESG quality review and sustainable investment criteria. To clarify, the Registrant has removed the use of the word “rating” from the disclosure with regard to Newton’s proprietary ESG quality review and sustainable investment criteria.

11.	Comment: In the last sentence of the paragraph titled “Ongoing ESG Monitoring and Engagement,” please consider consolidating this sentence with the substantially similar sentence that appears earlier in the first paragraph of the principal investment strategy.

Response: The Registrant has deleted the referenced sentence in this section and has revised the sentence in the first paragraph of the principal investment strategy as described in response to Comment 6a.

12.	Comment: In the Principal Risks section, regarding the Growth and value stock risk, please discuss the fund’s growth and value investment strategies in the principal investment strategy disclosure.

Response: The Registrant has removed the Growth and value stock risk disclosure for the BNY Mellon Sustainable US Equity ETF and the BNY Mellon Sustainable International Equity ETF. Newton does not consider whether a stock is a growth stock or a value stock to be a principal part of the investment decision making process of either fund.

13.	Comment: Please supplementally identify for the Staff the broad-based securities index that each fund intends to use.

Response: Each fund currently intends to use the broad-based securities index noted below:

Fund	Broad-Based Securities Index
BNY Mellon Sustainable US Equity ETF	S&P 500 Index
BNY Mellon Sustainable International Equity ETF	MSCI EAFE Index
BNY Mellon Sustainable Global Emerging Markets ETF	MSCI Global Emerging Markets Index

Fund Summary - BNY Mellon Sustainable International Equity ETF

14.	Comment: On page 7, regarding the statement that the fund may invest “up to 20% of its net assets in the securities of companies in emerging market countries,” please define what the fund considers to be emerging market companies.

Response: The Registrant has revised the referenced sentence as follows:

The fund may invest up to 25% of its net assets in stocks of companies located in countries (other than the United States) not represented in the MSCI EAFE Index, including up to 20% of its net assets in the securities of companies primarily listed on exchanges in emerging market countries that demonstrate attractive investment attributes and sustainable business practices and deemed by Newton not to have material negative environmental, social or governance issues with their business activities. Emerging market countries are considered countries other than the U.S., Canada and the countries represented in the MSCI EAFE Index.

Fund Summary - BNY Mellon Sustainable Global Emerging Markets ETF

15.	Comment: In the Principal Risks section, on page 14, the Staff notes the inclusion of Investments in China A-shares through the Stock Connect Program risk. Please add corresponding China A Shares disclosure to the principal investment strategy disclosure.

Response: The Registrant has revised the last sentence of the third paragraph under the Principal Investment Strategy section as follows:

In addition, as of the date of this Prospectus, the fund expects to have significant exposure to securities of companies located in China (including through investments in China A-shares) and India.

Fund Details

16.	Comment: As each fund is actively managed, please confirm whether the funds will engage in active/frequent trading, and if so, please add strategy disclosure and portfolio turnover risk disclosure to that effect.

Response: The Registrant does not expect the funds to experience high levels of portfolio turnover. As a result, the Registrant has not included additional disclosure.

17.	Comment: Regarding each fund’s ability to invest in ETFs, if acquired fund fees and expenses are expected to be greater than 1 basis point, please include a separate line item in the relevant fee table for acquired fund fees and expenses. Otherwise, please confirm that any acquired fund fees and expenses will be reflected in each applicable fund’s “Other Expenses” line item.

Response: Acquired fund fees and expenses for each fund are not expected to be greater than 1 basis point. The Registrant confirms that acquired fund fees and expenses (if any) will be reflected in each applicable fund’s “Other Expenses” line item.

18.	Comment: With respect to the following sentence on page 19, please disclose (if accurate) that, for derivative instruments that are counted towards a fund’s 80% investment policy, Newton’s ESG screening will be applied to the reference asset rather than the derivative instrument.

To the extent such derivative instruments have similar economic characteristics to equity securities as described in the fund's policy with respect to the investment of at least 80% of its net assets, the market value of such instruments will be included in the 80% policy.

Response: The Registrant confirms derivatives will not be counted towards each fund’s applicable 80% investment policy. Therefore, the referenced language has been removed.

19.	Comment: On page 21, for the BNY Mellon Sustainable Global Emerging Markets ETF, please revise the growth investing disclosure for this fund and better distinguish it from the other two funds, each of which include value and growth investing disclosure.

Response: The Registrant has removed the Growth stock risk disclosure for the BNY Mellon Sustainable Global Emerging Markets ETF. Newton does not consider whether a stock is a growth stock to be a principal part of the investment decision making process of the fund. As noted in response to Comment 12 above, the Registrant has also removed the Growth and value stock risk disclosure for the BNY Mellon Sustainable US Equity ETF and the BNY Mellon Sustainable International Equity ETF.

20.	Comment: On page 25, regarding Trading issues risk, please include this as a principal risk of each fund or otherwise explain why the Registrant believes it is not a principal risk.

Response: The Registrant has included Trading issues risk as a principal investment risk for each fund.

21.	Comment: For the Investment Risks disclosure on pages 23-33, the Staff notes the disclosure is singular (i.e., the fund). Please consider revising the disclosure to be plural (i.e., the funds), as applicable.

Response: The Registrant respectfully declines to make the requested change. The Investment Risks chart presents risks on a fund-by-fund basis, and thus the Registrant believes it appropriate to keep the risk disclosure singular.

Comparable Account Performance Information

22.	Comment: Subject to other comments herein, please provide a complete comparable performance presentation, including removal of all brackets, at least five days prior to going effective. The Staff may have further comments after review.

Response: The completed comparable performance presentation is included as Appendix B to this correspondence.

23.	Comment: Regarding the section header “Comparable Account Performance Information for BNY Mellon Sustainable US Equity ETF,” please change the heading to “Prior Performance of Newton” or otherwise amend the heading so that it refers to the prior performance of Newton as opposed to referencing the BNY Mellon Sustainable US Equity ETF.

Response: The Registrant has changed the section header to: “Newton Comparable Account Performance Information.”

24.	Comment: Please add conflict of interest disclosure to the BNY Mellon Sustainable US Equity ETF prospectus given that Newton advises substantially similar accounts or please explain in the response why such disclosure is not necessary.

Response: The Registrant does not believe including conflict of interest disclosure related to Newton’s management of the fund and the Comparable Accounts in the prospectus is necessary. The Registrant notes that the “Certain Conflicts of Interest with Other Accounts” discussion in the SAI discusses potential conflicts of interest related to Newton’s and/or the portfolio managers’ management of other accounts that pursue a strategy similar to the fund’s strategy. In addition, the Registrant notes that Newton has policies and procedures in place that are designed to address and mitigate potential material conflicts of interest. As a result, the Registrant believes the current disclosure in the SAI is appropriate and sufficient.

25.	Comment: Please represent in the response that Newton has the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended, to support the performance of the referenced “discretionary pooled investment vehicle that is not registered under the 1940 Act.”

Response: Newton has confirmed it maintains the required records.

26.	Comment: In the first sentence of the first paragraph, please replace “the fund’s” with “the BNY Mellon Sustainable US Equity ETF’s” in the phrase “as it does managing the fund's assets.”

Response: The Registrant has made the requested change.

27.	Comment: In the second sentence of the first paragraph, please disclose (if true) that the Account Composite includes all accounts that are substantially similar to the BNY Mellon Sustainable US Equity ETF. If any substantially similar accounts were excluded, please explain why in the response.

Response: The Registrant has revised the sentence as follows:

The tables below show the returns for the Account Composite, which includes all Comparable Accounts that are substantially similar to the BNY Mellon Sustainable US Equity ETF.

28.	Comment: In the last sentence of the first paragraph, please delete the words “or the Account Composite.”

Investors should not consider this performance data as an indication of the future performance of the fund ~~or the Account Composite~~.

Response: The Registrant has made the requested change.

29.	Comment: Regarding the bracketed sentence in the second paragraph, if the differences in operating expenses among the fund and the Comparable Accounts would have resulted in lower investment results than the performance shown, please revise the sentence to state that performance would have been lower. Similarly, for the fourth sentence of the third paragraph, if the performance would have been lower if calculated in accordance with SEC standardized performance methodology, please revise the sentence to state that performance would have been lower.

Response: With respect to the bracketed sentence in the second paragraph, the Registrant confirms that the differences in operating expenses among the fund and the

Comparable Accounts would not have resulted in lower investment results than the performance shown and, therefore, no revisions have been made.

With respect to the fourth sentence of the third paragraph, the sentence has been revised as follows:

If the performance was calculated in accordance with SEC standardized performance methodology, the performance results shown below would have been lower.

30.	Comment: For the tables on pages 36 and 37, please delete the fund’s name from the table headings.

Response: The Registrant has made the requested changes.

31.	Comment: For the Average Annual Total Returns table on page 37, please add disclosure noting that the performance data is shown net of all fees and expenses.

Response: The Registrant has added a footnote with the following disclosure, which is also included in the second paragraph of the section, noting the fees deducted when calculating the net total return performance of the Account Composite:

The performance figures for the Account Composite reflect the deduction of the highest current management fee received by Newton with respect to its management of any of the Comparable Accounts, withholding taxes, local taxes, exchange fees and brokerage commissions during the periods shown.

Statement of Additional Information (“SAI”)

32.	Comment: In Part II, on page 14, regarding the 80% Test, please confirm in the response whether in addition to investments in ETFs, investments in other investment companies are counted in determining compliance with each fund’s 80% test.

Response: The Registrant confirms ETFs are currently the only investment companies the funds intend to invest in for purposes of each fund’s 80% test.

33.	Comment: If a fund may invest in other investment companies for which one of the advisers or their affiliates serve as the investment adviser, please confirm that appropriate conflicts of interest to that effect have been included in the prospectus.

Response: The Registrant confirms the funds may invest in shares of money market funds advised by the Adviser or an affiliate of the Adviser, as noted in the “Investment Companies” discussion in the SAI. Such investments are not expected to be a part of the funds’ principal investment strategies and, therefore, the Registrant does not believe conflicts of interest disclosure is necessary in the prospectus.

34.	Comment: In Part III, on page 37, please change the “Illiquid Securities” heading to “Illiquid Investments,” as well as any corresponding changes to the paragraph below.

Response: The Registrant has made the requested changes.

35.	Comment: In Part III, on page 37, please change the statutory reference from Section 4(2) to Section 4(a)(2) in the “Section 4(2) Paper and Rule 144A Securities” discussion.

Response: The Registrant has made the requested change.

Part C

36.	Comment: Regarding Exhibit (j), the consent of the independent registered public accountants, please change this to “not applicable.”

Response: The Registrant has made the requested change.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky

Appendix A

BNY Mellon Sustainable US Equity ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses* (Expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.60%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual fund operating expenses	0.60%
[1] "Other expenses" are based on estimated amounts for the current fiscal year.
* The fund's management agreement provides that BNY Mellon ETF Investment Adviser, LLC (Adviser), the fund's investment adviser, will pay substantially all expenses of the fund, except for the management fees, payments under the fund's 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with any securities lending program to be adopted by the fund, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the fund's business.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192

BNY Mellon Sustainable International Equity ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses* (Expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual fund operating expenses	0.70%
[1] "Other expenses" are based on estimated amounts for the current fiscal year.
* The fund's management agreement provides that BNY Mellon ETF Investment Adviser, LLC (Adviser), the fund's investment adviser, will pay substantially all expenses of the fund, except for the management fees, payments under the fund's 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with any securities lending program to be adopted by the fund, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the fund's business.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224

BNY Mellon Sustainable Global Emerging Markets ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses* (Expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.75%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual fund operating expenses	0.75%
[1] "Other expenses" are based on estimated amounts for the current fiscal year.
* The fund's management agreement provides that BNY Mellon ETF Investment Adviser, LLC (Adviser), the fund's investment adviser, will pay substantially all expenses of the fund, except for the management fees, payments under the fund's 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with any securities lending program to be adopted by the fund, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the fund's business.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240

Appendix B

Newton Comparable Account Performance Information

Newton, the sub-adviser of BNY Mellon Sustainable US Equity ETF, manages or sub-advises three funds that are registered as investment companies under the 1940 Act and a discretionary pooled investment vehicle that is not registered under the 1940 Act, using substantially similar investment objectives, policies and strategies as it does managing the BNY Mellon Sustainable US Equity ETF’s assets (Comparable Accounts). The tables below show the returns for the Account Composite, which includes all Comparable Accounts that are substantially similar to the BNY Mellon Sustainable US Equity ETF. Additionally, the returns for the S&P 500 Index, the BNY Mellon Sustainable US Equity ETF’s benchmark index, are provided below to represent the investment environment existing at the time periods shown. Investors cannot invest directly in an index. The performance data does not represent the performance of the BNY Mellon Sustainable US Equity ETF and should not be considered a substitute for the fund’s performance. Investors should not consider this performance data as an indication of the future performance of the BNY Mellon Sustainable US Equity ETF.

The net total return performance figures for the Account Composite reflect the deduction of the highest current management fee received by Newton with respect to its management of any of the Comparable Accounts, withholding taxes, local taxes, exchange fees, and brokerage commissions during the periods shown. Information on the fees charged to investors in the Comparable Accounts is available upon request from the Adviser. Because one of the Comparable Accounts is not registered as an investment company under the 1940 Act, the performance of the Account Composite could have been adversely affected by the imposition of certain regulatory requirements, restrictions and limitations if such Comparable Account had been regulated as an investment company under the U.S. federal securities and tax laws. Additionally, although it is anticipated that the fund and the Comparable Accounts will hold similar securities, their investment results are expected to differ. In particular, differences in asset size and in any cash flow as compared to the Comparable Accounts may result in different security selections, differences in the relative weightings of securities or differences in the price paid for particular fund holdings. In addition, differences in operating expenses among the fund and the Comparable Accounts would result in different investment results than the performance shown. Please remember that past performance is not indicative of future returns, and that the investment return and principal value of an investment will fluctuate, sometimes dramatically, so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Historical performance information for the Account Composite and the S&P 500 Index is shown below. Performance figures for the Account Composite are time-weighted rates of return, which include the deduction of transaction costs. This calculation method differs from guidelines of the SEC for calculating performance of mutual funds and ETFs. If the performance was calculated in accordance with SEC standardized performance methodology, the performance results shown below would have been lower. All returns are calculated in U.S. dollars and reflect the reinvestment of dividends and other distributions. Additional information regarding Newton's policies and procedures for calculating and reporting performance returns, and a listing and description of all of its composites, are available upon request by calling 1-833-ETF-BNYM.

Newton Sustainable US Equity (US$) Composite

Annual Total Returns

Year Ended December 31	Account Composite Net Total Return	S&P 500 Index Total Return	Number of Accounts	Account Composite Total Assets
2017[1]	7.70%	13.23%	2	$567 million
2018	-4.31%	-4.94%	2	$473 million
2019	34.41%	30.70%	2	$616 million
2020	24.27%	17.75%	4	$996 million

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1 Composite creation date was April 30, 2017 and performance calculation started from May 1, 2017.

The year-to-date net total return of the Account Composite as of 6/30/2021 was 13.19% and the S&P 500 Index was 15.00%.

Newton Sustainable US Equity (US$) Composite

Average Annual Net Total Returns as of 6/30/21

	1 Year	3 Years	Since Inception[2] 4/30/2017
Account Composite[1]	38.11%	22.35%	17.98%
S&P 500 Index	40.14%	18.01%	16.73%

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[1]	The performance figures for the Account Composite reflect the deduction of the highest current management fee received by Newton with respect to its management of any of the Comparable Accounts, withholding taxes, local taxes, exchange fees and brokerage commissions during the periods shown.
[2]	Composite creation date was April 30, 2017 and performance calculation started from May 1, 2017.